RESIGNATION LETTER

January 10, 2011

Media Technologies, Inc.
Attn: Bryant D. Cragun, President Elect

Gentlemen:

This letter shall serve as notice that as of the date hereof, I hereby resign from the Board of Directors and from all offices that I hold with of Media Technologies, Inc. (the "Corporation"). My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

J. Michael Heil